Exhibit 99.2

February 27, 2015

Dominion Black Warrior Trust 1994-1

c/o Royalty Trust Management, Southwest Bank

2911 Turtle Creek Blvd., Suite 850

Dallas, Texas 75219

Attn: Mr.	Ron E. Hooper

    Sr. VP, Royalty Trust Management

Re: Estimated Reserves and Non Escalated Future

Net Revenue Remaining as of December 31, 2014

Dominion Black Warrior Trust 1994-1

Gentlemen:

At your request the firm of Ralph E. Davis Associates, Inc. (“Davis”) of Houston, Texas has prepared an estimate of the natural gas reserves on specific leaseholds in which Dominion Black Warrior Trust 1994-1 (the “Trust”) has certain interests. The interests evaluated are a royalty interest ownership position applicable to specific gas properties in the Black Warrior Basin, Tuscaloosa County, Alabama. The purpose of this report is to present our estimate of the proved reserves that in our opinion meet the criteria for proved reserve volumes in keeping with the directives of the Securities and Exchange Commission as detailed later in this report, and are anticipated to be produced from those leaseholds and remaining as of the effective date of December 31, 2014.

Davis has reviewed 100% of the Trust’s proved developed properties located in the Black Warrior Basin area of Alabama. It is our opinion that these properties represent all of the Trust’s natural gas assets that may be classified as proved as per the Securities Exchange Commission directives as detailed later in this report. This report presents our assessment of those reserves as of the effective date of the report, December 31, 2014, having completed the evaluation of said estimate of reserves based upon the information presented within this report, on February 27, 2015.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2014, utilizing a scenario of non-escalated product prices as well as non-

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Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2014 Dominion Black Warrior Trust 1994-1	February 27, 2015 Page 2

escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

The results of our study may be summarized as follows:

Non Escalated Pricing Scenario

Estimated Reserves and Future Net Income

Net to Dominion Black Warrior Trust 1994-1

As of December 31, 2014

Total Proved
Net Remaining Sales Gas Reserves:
Gas: Mcf	11,460,345

Future Revenue:
Sales Revenue	$46,728,406
Tax Credit Revenue	$0
Total Revenue	$46,728,406

Total Production and Ad Valorem Taxes	($3,111,177)
Other Deductions	$0

Future Net Income	$43,617,227
Future Net Income Discounted @ 10%	$27,488,895

The Section 29 Tax Credit that was in effect in previous years is no longer applicable as of January 1, 2003.

Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

DISCUSSION

The scope of this study was to review basic information compiled by Walter Black Warrior Basin LLC (“Walter”) the operator of the properties, and prepare estimates of the proved reserves attributable to the interests of the Trust. Reserve estimates were prepared by Davis using acceptable evaluation principals for each source and were based in large part on the basic information supplied by the parties.

The quantities presented herein are estimated reserves of natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current terms and conditions attributable to the Trust’s ownership and with reasonable certainty. There are no Proved undeveloped locations scheduled to be drilled on the subject properties.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2014 Dominion Black Warrior Trust 1994-1	February 27, 2015 Page 3

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers, the SPE Standards.

OWNERSHIP

Ownership interests in the subject properties have been furnished by the Trust and accepted by Davis as accurate without independent verification.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Walter or were obtained from commercial sources. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Ownership interest, operating costs and information related to contractual obligations regarding the sale of produced gas were furnished by Walter. No physical inspection of the properties was made nor any well tests conducted.

Operating cost data provided by the operator were utilized to estimate the direct cost of operation for each producing property. The current operating cost were reviewed with previous year’s data and found to be consistent and reasonable. These costs were utilized to determine whether each individual well was currently an economic completion, and if so, when the well would reach its economic life.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history, or analogy with wells in the area producing from the same or similar formations. Individual well production histories were analyzed and an appropriate daily producing rate was utilized for each individual well in the preparation of a forecast of future producing rates.

Recent lifting costs not borne by the Trust but applicable to the operator’s cost of operation have exceeded the sales prices of gas at various times during the past few years. The operator has reported to the Trust and to Davis that they are reviewing all producing properties on a well by well basis to determine the economic viability of continuing to produce each individual well. Several criteria are to be considered, including anticipated future changes in the sales price of natural gas.

Based upon the operator’s review eight wells were abandoned during calendar 2014 from among those wells identified as being non-economic. On-going studies have indicated that as many as ten to twenty additional wells will be subject to abandonment during 2015 should prices for the sale of natural gas remain at a level insufficient to cover cost of operations. An analysis by Davis of the current operating conditions indicates that over eighty percent of the existing producing wells are being operated at a negative cash flow to the working interest owner, Walter, at this time. Pursuant to the Overriding Royalty Conveyance governing the Trust’s interests, Walter has the obligation to conduct and carry on

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2014 Dominion Black Warrior Trust 1994-1	February 27, 2015 Page 4

the development, maintenance and operation of the properties as if they were not burdened by the Trust’s royalty interests. As a result, a well may be considered economic for purposes of calculating proved reserves even if such well is then being operated at a negative cash flow to Walter.

Davis has continued to evaluate the Trust’s assets as a royalty interest position within the context of a royalty owner not being allocated any cost of operations. Consequently, any determination by the operator to temporarily cease production from an individual well or to abandon production entirely could have an immediate and negative impact on the Trust’s valuation. However, within this report the data utilized, assumptions made and methods and procedures used are consistent with previous evaluation methods and are considered appropriate and necessary for the estimates made and purposes for which this report was prepared.

In addition to the normal gas filed operational considerations, active coal mining operations have begun encroaching upon the properties containing the Trust acreage. As a result, producing wells will be abandoned on an ongoing basis as the subsurface mining activities expand throughout the area. A schedule of specific wells to be abandoned and the anticipated timing of the abandonment have been taken into consideration in this evaluation.

The reserves included in this report are estimates only and should not be construed as being exact quantities. Reserve volumes presented in this report are based upon the available data and are calculated using all methods and procedures as we considered necessary under the circumstances to prepare this report and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates. The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an audit of the subject properties.

It should be noted that all reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data. These reserves have been determined using methods and procedures widely accepted within the industry and are believed to be appropriate for the purposes of this report. In our opinion, we used all methods and procedures necessary under the circumstances to prepare this report.

Regulations in the Oil and Gas industry are constantly changing to meet new safety and environmental concerns, in addition to the possibility of some market regulations which have occasionally occurred historically. State, Local or Federal Regulations, such as upon hydraulic fracturing, or drill/production site security and safety, environmental regulations of spills noxious emissions, greenhouse gases, and drill site location, wildlife protections and extensive permitting processes, sometimes with multiple agencies or governments, in the future may all adversely affect the ability of the Registrant to recover the estimated reserves, as well as potentially rendering the reserves uneconomic, in certain, as yet undetermined, circumstances. To the best of the engineers belief, none of the reserves described in this report are negatively impacted as of the date of this report, by any such current regulations.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2014 Dominion Black Warrior Trust 1994-1	February 27, 2015 Page 5

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Walter due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

PRICING PROVISIONS

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were based upon certain data furnished by the operator. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, etc., were accepted as presented.

Natural Gas - The unit price used throughout this report for natural gas is an initial price of $4.35 per MMBTU, based upon the appropriate price in effect the first trading of each month during calendar 2014, and averaged for the year. This price is representative of the price in effect for sales based upon the Sonat T1 price on that trading day. A basis differential was applied to all sales volumes, and this differential as well as the price for gas was held constant throughout the producing life of the property. Prices for gas reserves scheduled for initial production at some future date were estimated using this same price. The average price realized for natural gas reserves over the producing life of the properties, was $3.457 per MMBTU, and represents the combined effect due to the adjustments for location and quality differentials such as transportation and the BTU (heating value) of the gas.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less appropriate taxes (production, severance, ad valorem or other). Operating costs and any estimated future capital requirements were not considered in the estimation of net income due to the Trust’s royalty ownership position. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using monthly discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.

Texas Registered Engineering Firm F-1529

Estimated Reserves and Non Escalated Future Net Revenue Remaining as of December 31, 2014 Dominion Black Warrior Trust 1994-1	February 27, 2015 Page 6

GENERAL

Walter Black Warrior Basin LLC as operator has provided access to all of its records, geological and engineering data, reports and other information as required for this investigation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to either gas contract disputes including take or pay demands or gas sales imbalances.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

The estimates of reserves and the forecasted rates of production may be subject to regulation by various agencies, changes in market demand or other factors; consequently, the volumes of reserves recovered and the actual rates of recovery may vary from the estimates included herein.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to arrange a visit so that he can evaluate the assumptions made and the completeness and extent of the data available on which the estimates are made.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Dominion Black Warrior Trust 1994-1 or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves. The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE standards.

This report has been prepared for public disclosure by Dominion Black Warrior Trust 1994-1 in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

SECURITIES AND EXCHANGE COMMISSION

DEFINITIONS OF RESERVES

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application

§ 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate

The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate

The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty

If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

DOMINION BLACK WARRIOR TRUST 1994-1

UNESCALATED ANALYSIS

TOTAL ROYALTY INTERESTS

TOTAL PROVED RESERVES

RESERVES AND ECONOMICS

				AS OF DECEMBER 31, 2014
		GROSS PRODUCTION			NET PRODUCTION		PRICES		OPERATIONS, M$
END MO–YEAR	NO. OF WELLS	OIL MBBL	WELL HEAD GAS, MMCF	SALES GAS, MMCF	OIL MBBL	SALES GAS, MMCF	OIL $/B	GAS $/M	OIL REVENUE	GAS REVENUE	TAX CREDITS	TOTAL REVENUE
12-2015	426.8	0.000	3435.527	3091.973	0.000	1651.597	0.00	4.077	0.000	6734.221	0.000	6734.221
12-2016	406.8	0.000	3021.995	2719.796	0.000	1454.441	0.00	4.077	0.000	5930.339	0.000	5930.339
12-2017	377.9	0.000	2627.824	2365.041	0.000	1266.870	0.00	4.077	0.000	5165.533	0.000	5165.533
12-2018	346.8	0.000	2271.313	2044.182	0.000	1097.247	0.00	4.077	0.000	4473.913	0.000	4473.913
12-2019	314.4	0.000	1950.177	1755.160	0.000	944.018	0.00	4.077	0.000	3849.139	0.000	3849.139
12-2020	280.2	0.000	1658.432	1492.589	0.000	805.276	0.00	4.077	0.000	3283.435	0.000	3283.435
12-2021	248.2	0.000	1407.675	1266.908	0.000	684.470	0.00	4.077	0.000	2790.857	0.000	2790.857
12-2022	206.9	0.000	1154.957	1039.461	0.000	563.465	0.00	4.077	0.000	2297.473	0.000	2297.473
12-2023	168.9	0.000	940.987	846.888	0.000	459.748	0.00	4.077	0.000	1874.578	0.000	1874.578
12-2024	140.0	0.000	775.678	698.110	0.000	379.707	0.00	4.077	0.000	1548.218	0.000	1548.218
12-2025	115.8	0.000	642.063	577.856	0.000	314.547	0.00	4.077	0.000	1282.534	0.000	1282.534
12-2026	92.8	0.000	523.259	470.933	0.000	257.127	0.00	4.077	0.000	1048.410	0.000	1048.410
12-2027	75.0	0.000	430.582	387.524	0.000	211.752	0.00	4.077	0.000	863.398	0.000	863.398
12-2028	62.8	0.000	363.013	326.712	0.000	178.312	0.00	4.077	0.000	727.049	0.000	727.049
12-2029	53.2	0.000	308.901	278.011	0.000	151.885	0.00	4.077	0.000	619.296	0.000	619.296
S TOT	1.4	0.000	21512.383	19361.145	0.000	10420.460	0.00	4.077	0.000	42488.395	0.000	42488.395
AFTER	1.4	0.000	2082.302	1874.072	0.000	1039.882	0.00	4.077	0.000	4240.014	0.000	4240.014
TOTAL	1.4	0.000	23594.684	21235.217	0.000	11460.342	0.00	4.077	0.000	46728.406	0.000	46728.406

	OPERATIONS, M$				CAPITAL COSTS, M$
END MO–YEAR	PRODUCTION TAXES	AD VALOREM EXPENSES	NET OPER EXPENSES	OPERATION CASH FLOW	TANGIBLE INV.	INTANG. INV.	TOTAL BORROW INV	TOTAL EQUITY INV	CASH FLOW BTAX, M$	10.0% DISCOUNTED BTAX, M$
12-2015	404.053	44.311	0.000	6285.855	0.000	0.000	0.000	0.000	6285.855	6001.324
12-2016	355.820	39.022	0.000	5535.497	0.000	0.000	0.000	0.000	5535.497	4804.904
12-2017	309.932	33.989	0.000	4821.613	0.000	0.000	0.000	0.000	4821.613	3805.230
12-2018	268.435	29.438	0.000	4176.040	0.000	0.000	0.000	0.000	4176.040	2996.119
12-2019	230.948	25.327	0.000	3592.863	0.000	0.000	0.000	0.000	3592.863	2343.700
12-2020	197.006	21.605	0.000	3064.824	0.000	0.000	0.000	0.000	3064.824	1817.225
12-2021	167.452	18.364	0.000	2605.043	0.000	0.000	0.000	0.000	2605.043	1404.554
12-2022	137.848	15.117	0.000	2144.508	0.000	0.000	0.000	0.000	2144.508	1051.334
12-2023	112.475	12.335	0.000	1749.768	0.000	0.000	0.000	0.000	1749.768	779.859
12-2024	92.893	10.187	0.000	1445.138	0.000	0.000	0.000	0.000	1445.138	585.466
12-2025	76.952	8.439	0.000	1197.143	0.000	0.000	0.000	0.000	1197.143	440.862
12-2026	62.905	6.899	0.000	978.607	0.000	0.000	0.000	0.000	978.607	327.715
12-2027	51.804	5.681	0.000	805.913	0.000	0.000	0.000	0.000	805.913	245.227
12-2028	43.623	4.784	0.000	678.642	0.000	0.000	0.000	0.000	678.642	187.785
12-2029	37.158	4.075	0.000	578.063	0.000	0.000	0.000	0.000	578.063	145.360
S TOT	2549.303	279.574	0.000	39659.512	0.000	0.000	0.000	0.000	39659.512	26936.666
AFTER	254.401	27.899	0.000	3957.714	0.000	0.000	0.000	0.000	3957.714	552.228
TOTAL	2803.704	307.473	0.000	43617.227	0.000	0.000	0.000	0.000	43617.227	27488.895

	OIL	GAS			P.W. %	P.W., M$
GROSS WELLS	0.0	503.0	LIFE, YRS.	43.00	5.00	33518.859
GROSS ULT., MB & MMF	0.000	339167.000	DISCOUNT %	10.00	10.00	27488.887
GROSS CUM., MB & MMF	0.000	315572.312	UNDISCOUNTED PAYOUT, YRS.	0.00	15.00	23450.666
GROSS RES., MB & MMF	0.000	23594.680	DISCOUNTED PAYOUT, YRS.	0.00	18.00	21604.447
NET RES., MB & MMF	0.000	11460.345	UNDISCOUNTED NET/INVEST.	0.00	20.00	20545.582
NET REVENUE, M$	0.000	46728.406	DISCOUNTED NET/INVEST.	0.00	25.00	18351.576
INITIAL PRICE, $	0.000	4.077	RATE-OF-RETURN, PCT.	100.00	40.00	14120.642
INITIAL N.I., PCT.	0.000	52.969	INITIAL W.I., PCT.	0.000	60.00	11073.763
					80.00	9290.772
					100.00	8116.268

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

CERTIFICATE OF QUALIFICATION

I, Allen C. Barron, of 1717 St. James Place, Suite 460, Houston, Texas 77056 hereby certify:

1.	I am an employee of Ralph E. Davis Associates, Inc., that has prepared an estimate of the natural gas reserves on specific leaseholds in which Dominion Black Warrior Trust 1994-1 has certain interests. The effective date of this evaluation is December 31, 2014.

2.	I am Licensed Professional Engineer by the State of Texas, P.E. License number 48284.

3.	I attended the University of Houston in Houston, Texas and graduated with a Bachelor of Science Degree in Chemical Engineering with a Petroleum Engineering option in 1968. I have in excess of forty-six years of experience in the Petroleum Industry of which over thirty-six years of experience are in the conduct of evaluation and engineering studies relating to both domestic U.S. oil and gas fields and international energy assets.

4.	I have prepared reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures and corporate strategic planning. I personally supervised and participated in the evaluation of the Dominion Black Warrior Trust 1994-1 properties that are the subject of this report.

5.	I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Dominion Black Warrior Trust 1994-1or any affiliated organization.

6.	A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information, records and the files of the operator of the properties.

SIGNED: February 27, 2015

1717 St. James Place, Suite 460    Houston, Texas 77056    Office 713-622-8955    Fax 713-626-3664    www.ralphedavis.com

Worldwide Energy Consultants Since 1924